Exhibit 99.1

XP INC. TO CREATE XTAGE, ITS DIGITAL ASSETS TRADING PLATFORM

São Paulo, Brazil, May 12, 2022 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today the creation of XTAGE - a new trading platform for digital assets in collaboration with Nasdaq, a global leading technology company serving the capital markets and other industries.

XTAGE represents a key milestone in democratizing access to the digital assets market in Brazil. Built on Nasdaq’s leading trading technology, XP’s platform is uniquely positioned to flexibly scale as it grows and introduces new products and services. The platform is expected to be operational by the end of the second quarter of 2022.

“At XP, we are driven by our mission to democratize access to investments, providing investors with an expanded and diversified portfolio of financial products that are at the forefront of global innovation,” says Lucas Rabechini, Director of Financial Products at XP Inc. "The creation of XTAGE represents a major milestone in advancing on the digital assets market and in our ability to offer investors increased access to the emerging ecosystem. Through the technology partnership with Nasdaq, we are confident that XP will operate on an innovative and robust capital market infrastructure," he adds.

“We enter this market with a strong team of diverse talent, skill-sets and experiences, which further enables us to efficiently collaborate with industry leading partners and develop this platform in record time,” said Bruno Constantino, Chief Financial Officer at XP Inc. “At the time of launch, our 3.5 million current customers will have access to the trading platform directly in the existing app that they already use.”

“We are pleased to partner with XP as they advance on their digital assets strategy. The technology partnership between Nasdaq Market Technology and XP is a foundational pillar in their expansion into digital assets and will open up new opportunities for investors,” said Roland Chai, Executive Vice President and Head of Market Infrastructure Technology, Nasdaq. “Nasdaq’s robust and flexible infrastructure technology, designed to meet market expectations as well as current and future regulatory frameworks, will enable XP to reliably scale their platform and introduce new asset classes as they grow and evolve. We look forward to continuing our technology partnership with XP as they bolster their offerings and further innovate the digital assets ecosystem and beyond.”

The trading platform will be fully integrated into XP Inc´s ecosystem, giving customers a frictionless process to invest using existing XP services. The new platform will at the time of the launch offer trading in crypto currencies. In the medium term, XP plans to expand its offering to include additional types of assets, as market trends and investor appetite continue to evolve.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

André Martins

Antonio Guimarães

Marina Montemor

Investor Contact: ir@xpi.com.br

IR Website: investors.xpinc.com